EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

November 6, 2009	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN EARNINGS FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2009

Glen Head, New York, November 6, 2009 (GLOBE NEWSWIRE) – The First of Long Island Corporation (Nasdaq: FLIC) earned $1.54 per share in the first nine months of 2009, an increase of 21 cents, or 16%, over the same period last year.  Earnings for the third quarter of 2009 were $.53 per share, an increase of 4 cents, or 8%, over the same quarter last year.  Excluding the FDIC special assessment discussed hereinafter, the increase in earnings for the first nine months of 2009 was 26 cents per share, or 20%.

Returns on average assets (“ROA”) and equity (“ROE”) were 1.11% and 13.88%, respectively, for the first nine months of 2009 as compared to 1.12% and 12.98% for the same period last year.

The increase in earnings in 2009 is largely attributable to loan growth.  On an average balance basis, total loans grew by $137 million, or 25%, when comparing the first nine months of 2009 to the same period last year.  The growth, most of which occurred in commercial mortgages, residential mortgages and home equity loans, resulted from management’s continued efforts to improve the Bank’s current and future earnings prospects by making loans a larger portion of the overall balance sheet.   The loan growth was funded by deposit growth and borrowings.

Also contributing to the earnings increase was the sale of approximately $43 million of available-for-sale securities at a gain of $1,264,000.  The proceeds of the sale were generally reinvested in securities having a longer duration and average yield slightly higher than the securities sold.

Other positive factors with respect to the increase in earnings are a $251,000 decrease in the provision for loan losses and a decrease in the Corporation’s effective income tax rate.  The decrease in the provision for loan losses is attributable to a reversal of impairment reserves on several loans and an increase in recoveries of loans previously charged off.  The decrease in the effective income tax rate is primarily due to a tax planning strategy with respect to the Bank’s REIT entity and an increase in tax-exempt income.

The positive factors described above were partially offset by increases in retirement plan expense and FDIC insurance expense of $735,000 and $1,339,000, respectively.  A substantial portion of the increase in retirement plan expense resulted from significant declines during 2008 in the value of pension plan assets and long-term interest rates.  FDIC insurance expense increased primarily because of an increase in the FDIC’s base assessment rates for 2009 and a 5 basis point special assessment that the FDIC levied on the banking industry effective June 30, 2009.  The special assessment cost the Corporation $648,000.

Also negatively impacting earnings are lower market interest rates and a resulting decline in the overall yield earned by the Corporation on interest-earning assets.  For those interest-earning assets funded by noninterest-bearing liabilities and capital, there is no offsetting reduction in interest cost.  Therefore, the yield reduction results in a corresponding reduction in net interest income.

Total deposits increased by $278 million, or 31%, in the first nine months of 2009.  The increase is attributable to branch openings, the promotion of several deposit products, and the increased desirability of bank deposit products based on their perceived safety and the volatility and poor performance of the equity markets.  In addition, management believes that the Bank’s financial strength relative to other financial institutions in its market area also played a role.

The credit quality of the Bank’s loan portfolio continues to be excellent as evidenced by the low level of nonperforming loans.  The Bank has not originated nor does it hold any subprime or alt-A mortgages in its loan portfolio, nor has it originated any loans that management would otherwise consider high risk.  In addition, all of the Bank’s mortgage securities are backed by mortgages underwritten on conventional terms.  The U.S. government guarantees the timely payment of principal and interest on most of these securities and underlying mortgages.  Substantially all of the remaining debt securities in the Bank’s portfolio, consisting primarily of municipal securities, are rated A or better.

In the first quarter of this year, the Bank opened a commercial banking office in Port Jefferson Station, Long Island.  Subsequently, a full service branch was opened in Bayville, Long Island and the Valley Stream commercial banking office was converted to a full service branch.  Continued branch expansion in targeted markets on Long Island and in Manhattan remains a key strategic initiative.

BALANCE SHEET INFORMATION

	9/30/09	12/31/08
	(dollars in thousands)

Assets	$1,507,614	$1,261,609

Loans	760,159	652,058

Nonperforming Loans	546	154

Investment Securities	671,331	548,253

Checking Deposits	346,927	324,138

Savings and Money Market Deposits	529,946	384,047

Time Deposits	300,986	192,152

Borrowed Funds	201,112	251,122

Stockholders' Equity	118,181	102,532

Bank's Risk-based Capital Ratio	16.01%	17.27%

INCOME STATEMENT INFORMATION

	Nine Months Ended		Three Months Ended
	9/30/09	9/30/08	9/30/09	9/30/08
	(dollars in thousands, except per share data)

Net Interest Income	$34,864	$31,177	$12,252	$11,045
Provision For Loan Losses	636	887	530	462
Net Interest Income After Loan
Loss Provision	34,228	30,290	11,722	10,583

Noninterest Income	5,976	4,712	1,878	1,672
Noninterest Expense	25,735	21,836	8,528	7,237
Income Before Income Taxes	14,469	13,166	5,072	5,018
Income Tax Expense	3,228	3,434	1,167	1,450
Net Income	$11,241	$9,732	$3,905	$3,568

Earnings Per Share:
Basic	$1.56	$1.34	$.54	$.50
Diluted	$1.54	$1.33	$.53	$.49

Cash Dividends Declared Per Share	$.56	$.48	$.20	$.18

Net Interest Margin	3.93%	4.09%	3.79%	4.14%

This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934.  Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”.  The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements.  In addition, the Corporation assumes no duty to update forward-looking statements.

For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended September 30, 2009.  The Form 10-Q will be available on or before November 9, 2009 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.